THE SUPER CROWD



The Super Crowd, Inc.,
a Public Benefit Corporation
Devin D. Thorpe, Founder and CEO
4342 Edgewater Crossing Drive
Jacksonville, FL 32257
(801) 747-9575

PROBLEM/OPPORTUNITY



At about 100,000 in 2022, the impact crowdfunding community of investors is too small by orders of magnitude. Growing to a target of 10 million people annually investing an average of $1,000 each will require the industry to intentionally collaborate on growth of the sector.

VALUE PROPOSITION



By hosting virtual national events and local popup events around the country, TSCI will serve as a catalyst for collaboration, enabling the industry to achieve growth that would not otherwise be realized.

COLLABORATION

The crowdfunding for TSCI will provide industry players an opportunity to align their interests collectively through shared profits and ownership.

BUSINESS MODEL

Companies that stand to profit from the growth of the sector, including banks, law firms, investment portals, industry experts and thought leaders will sponsor TSCI events to support growth of the sector and their share of the market.

Investors and entrepreneurs will pay modest admission fees to connect with one another and learn best practices. The larger the crowd, the greater the appeal to sponsors.

GROWTH PLAN

Our launch event, SuperCrowd22, was a success. A crowd of 250 people registered for the event and participated. Sponsors supported the event, making it profitable. Over 100 people participated in the program as keynote speakers, presenters, experts and even as entrepreneurs pitching to the crowd.

SuperCrowd23 is scheduled for May 10-11. TSCI plans to host the first local popup events in the second half of 2023. Periodic short virtual sessions will also be added.

COMPETITIVE ANALYSIS

Our collaborators will also be our competitors. Many of the people we will target as speakers, sponsors, co-hosts and investors will host events themselves that will receive more of their attention and resources. Our strategy is to create lower cost or even profitable opportunities for exposure and impact.

FOUNDER & CEO



Devin Thorpe founded and led the Thorpe Capital Group, a FINRA-regulated investment bank focused on serving SMEs prior to passage of the JOBS Act. The firm was twice recognized on the list of fastest growing companies in Utah by the MountainWest Capital Network.

Over the past decade, his podcast focused on impact investing and social entrepreneurship featured luminary guests including Bill Gates.



ADVISORY BOARD



Bill Huston,
Crowd-Max

Jackie Logan,
Raise Green

Peter Rostovsky,
RaiseWay

THE SUPER CROWD INC

FINANCIAL PROJECTIONS



■ Revenue   ■ Operating Profit

$600,000

$400,000

$200,000

$0

$-200,000

2023   2024   2025   2026   2027

USE OF FUNDS

Funds raised via the Regulation Crowdfunding offering hosted by Crowdfund Main Street will be used as working capital for expenditures that occur prior to the collection of revenue, including venue deposits and fees paid to local event planners and other professionals.

WHY INVEST



Investment is collaboration
- Your collaboration will help you succeed
- Your investment will help others succeed
- Together we can build stronger communities and address big problems:
  - Climate change
  - Poverty/social justice
  - Global health

We win together!